

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2024

Xiaodan Liu
Chief Executive Officer
Elong Power Holding Ltd.
Gushan Standard Factory Building Project
Ganzhou New Energy Vehicle Technology City
West Gushan Road and North Xingguang Road
Ganzhou City, Jiangxi Province, 341000
China

> **Re: Elong Power Holding Ltd.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-4**
> **Submitted May 28, 2024**
> **CIK No. 0002015691**

Dear Xiaodan Liu:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 12, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-4

Cover Page

1. We note your revisions in response to prior comment 5. Please revise your disclosure on the cover page to state that New Elong will be a "controlled company" under Nasdaq rules.

Summary of the Proxy Statement/Prospectus
Regulatory Matters
PRC approvals of and the filing required for the Business Combination, page 32

2. We note the changes you made to your disclosure in response to prior comment 1 appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may *intervene in or influence your operations at any time, or may exert control over operations of your business*, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change *quickly with little advance notice*. We do not believe that your revised disclosure referencing the PRC government's intent to strengthen its regulatory oversight conveys the same risk. Please revise your disclosure accordingly. In addition, please make similar revisions to your disclosure in Risk Factors on page 60.

3. In this section, disclose each permission or approval that Elong or its subsidiaries are required to obtain from Chinese authorities to operate its business and to offer the securities being registered to foreign investors. State whether Elong or its subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve its operations, and state affirmatively whether Elong has received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if Elong or its subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The approval of and the filing with the CSRC may be required in connection with the Business Combination..., page 61

4. Please revise your disclosure to provide how investors will be notified of the approval or other changes in status relating to your Trial Administrative Measures application.

Certain Unaudited Elong Prospective Financial Information, page 102

5.    We note your response to prior comment 15 stating that your projected revenue was not in line with historical trends and reissue comment 15 in part. Please revise your disclosure to clearly provide your reasoning as to why the change in trends is appropriate or assumptions are reasonable.

Second Amended and Restated Articles of Association
Exclusive Forum, page C-34

6.    We note that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States. Please revise to disclose this provision in the proxy statement/prospectus. Describe any risks or impacts on investors and address any uncertainty about enforceability of the provision.

Please contact Kevin Stertzel at 202-551-3723 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing